January 20, 2026

Thurman J. Rodgers
Chief Executive Officer
SunPower Inc.
45700 Northport Loop East
Fremont, CA 94538

       Re: SunPower Inc.
           Registration Statement on Form S-1
           Filed January 14, 2026
           File No. 333-292713
Dear Thurman J. Rodgers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Michael Penney